Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
Date: February 9, 2015

Headlines Article
On February 9, 2015, City National Corporation posted an article to its intranet, a portion of which related to the pending merger with Royal Bank of Canada and is excerpted below.

Headline:  Building on Momentum

Sub-Headline:  Russell Goldsmith and RBC's Dave McKay took center stage at the 38th Annual Leadership Meeting to discuss the changes and opportunities that lie ahead in 2015.

Article

This past weekend more than 400 members of City National's senior leadership group gathered at the City National Grove of Anaheim to hear about the bank's successes in 2014, its goals for 2015, and what the pending merger with the Royal Bank of Canada (RBC) means for clients, colleagues and communities.

Russell kicked off the meeting by thanking all of the bank's 3,500 colleagues for helping City National to achieve a successful year. He also recognized 24 new senior vice presidents and seven colleagues who are celebrating 20-to-40 year anniversaries with the bank.

Russell went on to provide colleagues with brief highlights of last year's record performance:

•	Net income was $239 million, an 11 percent increase over the previous year.
•	The company achieved its 87th consecutive quarter of profitability – one quarter shy of 22 straight years.
•	Loans and deposits grew to record levels.
•	Assets reached an all-time high of $32.6 billion.
•	Credit quality remained very strong, with the company completing its third straight year of net loan recoveries.

Following this overview, Russell talked about City National's merger with RBC.  Reiterating that the merger is primarily about continuity and growth – not cost-savings – he outlined some of the benefits that are expected from the combined company.

With virtually no overlap, he said, City National will continue to operate essentially as it does today – with the same values and value proposition, the same management team and organizational structure.

Other benefits that Russell cited were:

•	Increased lending capacity backed by RBC's $800 billion balance sheet and AA-credit ratings;

•	Opportunities to bank some of the 340,000 American households that are now served by RBC's U.S. wealth management business;

•	Expanded opportunities for the Entertainment Division in cities like Toronto, Vancouver and perhaps London; and

•	RBC's strong capital markets business – and much more.

RBC's President and CEO Dave McKay also spoke with excitement about the merger.

"The combination will create a powerful engine for growth," he said.

With additional resources from RBC, City National will be able to strengthen its capabilities, products and lending capacity.

"Together we can offer more banking products and services to more clients," Dave added.

Following his remarks, Dave and Russell fielded questions from the audience regarding the merger.

# # #

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to

City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.Free copies of this document may be obtained as described in the preceding paragraph.

On February 9, 2015, City National Corporation sent an email to employees, a portion of which related to the pending merger with Royal Bank of Canada and is excerpted below.

Russell Goldsmith
Chairman and CEO
City National Bank

Dave McKay
President & CEO
Royal Bank of Canada

Building On Momentum

Chairman and CEO Russell Goldsmith kicked off the 38th Annual Leadership Meeting by thanking over 400 colleagues for a stellar performance in 2014. He stressed that colleagues must now build on that momentum to achieve greater success in 2015.

Russell also welcomed and introduced colleagues to Dave McKay, president and CEO of the Royal Bank of Canada (RBC), along with five other senior executives of RBC.  Russell said the pending merger with RBC will greatly benefit clients, colleagues and our communities.

Before looking forward, Russell took a moment to reflect back on a few of the many successes the company enjoyed last year.

Financial Highlights

●  Net income was $239 million, an 11 percent increase year-over-year.
●  The company recorded its 87th consecutive profitable quarter or almost 22 straight years of profitability.
●  Loans and deposits grew to record levels, while assets reached an all-time high of $32.6 billion.
●  Credit quality remained very strong, with the company completing its third straight year of net loan recoveries.

Russell talked about some of the benefits that are expected after City National's pending merger with RBC is completed later this year.  They include increased lending capacity backed by RBC's $800 billion balance sheet and its AA-credit rating, opportunities to bank some of the 340,000 American households that are now served by RBC's U.S. wealth management business, expanded opportunities for the Entertainment Division in cities like Toronto, Vancouver and perhaps London, as well as RBC's strong capital markets business.

RBC's president and CEO Dave McKay also spoke with excitement about the merger.

"The combination will create a powerful engine for growth," he said.

With additional resources from RBC, City National will be able to strengthen its capabilities, products and lending capacity.

"Together we can offer more banking products and services to more clients."

Following Dave's remarks, he and Russell fielded questions from the audience regarding the merger.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corp. successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 S. Flower St., 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.Free copies of this document may be obtained as described in the preceding paragraph.